O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

March 31, 2025

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Laura McKenzie
Perry Hindin
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Findell Capital Management LLC
Oportun Financial Corp (the “Company”)
DFAN14A filed March 20, 2025, by Findell Capital Management LLC, Findell Capital Partners LP, Finn Management GP LLC, and Brian Finn (collectively, “Findell”)
File No. 001-39050

Dear Ms. McKenzie and Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated March 28, 2025 (the “Staff Letter”), regarding the above-referenced matter. We have reviewed the Staff Letter with Findell and provide the following response on Findell’s behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

Soliciting Material filed pursuant to Exchange Act Rule 14a-12

General

1.	Your open letter includes the following statement "At a conversative market multiple of 6-7X earnings, Oportun would be worth $22-33 a share in short order, and that multiple could expand." Valuation claims included in proxy materials "[are] only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Refer to Exchange Act Release No. 16833 (May 23, 1980). Please provide us with your analysis supporting your statement, including any assumptions, qualifications, or limitations. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for and limitations on such statements in accordance with the cited interpretive release, or advise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 31, 2025

Findell acknowledges the Staff’s comment and respectfully offers the Staff the following analysis supporting the valuation statement referenced in the Staff Letter.

As stated in Findell’s open letter to the Company’s Board of Directors and its stockholders (the “Findell Letter”), the referenced valuation assumes that the Company achieves an improved return on assets (“ROA”), which Findell believes is attainable in the near term given the approximately one-year duration of Oportun’s loans. Specifically, as described in the Findell Letter, Findell’s calculations rely on the following assumptions: (i) $3 billion in outstanding loans, (ii) a fully-diluted share count of 48 million shares, (iii) a projected pre-tax ROA of approximately 8% to 10% and (iv) a market multiple of 6-7X earnings.

Multiplying the assumed $3 billion in outstanding loans by the projected pre-tax ROA provides revenue figures between $240 million ($3 billion × 8%) and $300 million ($3 billion × 10%), which, at an effective tax rate between 24% and 25%, results in annual net income between $180 million ($240 million – ($240 million × 25%) and $228 million ($300 million – ($300 million × 24%). Dividing these figures by the assumed 48 million share count results in earnings per share between $3.75 ($180 million ÷ 48 million) and $4.75 ($228 million ÷ 48 million). Finally, applying the assumed earnings multiples of 6x to 7x results in an implied valuation range of approximately $22 ($3.75 × 6) to $33 ($4.75 × 7) per share.

Findell respectfully submits that this analysis was made in good faith and is based on reasonable assumptions disclosed in the Findell Letter. Findell also confirms that any future written communications that may be deemed soliciting material and subject to becoming a publicly-filed communication will include disclosure of the underlying assumptions and limitations consistent with the guidance set forth in Exchange Act Release No. 16833.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman